The Cookie Department, Inc.

BALANCE SHEET
As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bill.com Money In Clearing	0.00
Bill.com Money Out Clearing	0.00
PayPal	96.03
Petty Cash	279.48
Wells Fargo Checking 6803	13,658.15
Wells Fargo Savings 5991	228.11
Total Bank Accounts	**$14,261.77**
Accounts Receivable	
Accounts Receivable	56,536.55
Total Accounts Receivable	**$56,536.55**
Other Current Assets	
Credit Card Receivables	0.00
Inventory Asset	-174.25
Finished Product On Hand	3,710.37
Packaging Inventory	10,384.56
Total Inventory Asset	**13,920.68**
Prepaid Creative Services	0.00
Uncategorized Asset	0.00
Undeposited Funds	1,162.86
Total Other Current Assets	**$15,083.54**
Total Current Assets	**$85,881.86**
Fixed Assets	
Accumulated Depreciation	-6,044.74
Computers & Equipment	3,430.56
Furniture and Fixtures	0.00
Packaging Equipment	0.00
Printing Plates	3,750.00
Total Fixed Assets	**$1,135.82**
Other Assets	
Accumulated Amoritization	0.00
Deposit - Gas & Cylinders	360.43
Deposit - Packing Machine	3,621.17
Deposit - Rent	500.00
Goodwill	0.00
Loan to Shareholder - AR	62,821.00
Total Other Assets	**$67,302.60**
TOTAL ASSETS	**$154,320.28**

The Cookie Department, Inc.

BALANCE SHEET

As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	12,330.57
Total Accounts Payable	**$12,330.57**
Credit Cards	
American Express -73000	5,805.14
Best Buy Credit Card 8827	1,076.28
Capital One Credit Card	0.00
Chase Credit Card 2850	24,069.19
US Bank Credit Card 5090	10,585.94
Wells Fargo Business Card 4862	5,629.27
Total Credit Cards	**$47,165.82**
Other Current Liabilities	
Direct Deposit Liabilities	0.00
Fundbox Invoice Advances	7,444.50
Hebrew Free - Loan Payable	0.00
Interest Free Loans	
Loan Payable - Kassman	5,000.00
Loan Payable - Jesse Powell	5,000.00
Total Interest Free Loans	**10,000.00**
Kiva User Funds, LLC Interest Free Loan	0.00
Loan Payable - Bob Grossman	20,966.00
Loan Payable - Craig Maunter	0.00
Loan Payable - Pam Marcus	18,475.00
Officer Payables - AR	0.00
Payroll Liabilities	-35.34
Federal	-242.78
State	-311.80
Total Payroll Liabilities	**-589.92**
Total Other Current Liabilities	**$56,295.58**
Total Current Liabilities	**$115,791.97**

The Cookie Department, Inc.

BALANCE SHEET

As of December 31, 2019

	TOTAL
Long-Term Liabilities	
Convertible Note	
Convertible Note - Andrea Kirschner	17,539.73
Convertible Note - Barry Labov	59,090.13
Convertible Note - Charles Lawrence	11,528.77
Convertible Note - Danielle Woods	11,643.84
Convertible Note - David Ramone	113,413.70
Convertible Note - Noah Alper	11,586.30
Convertible Note - Renae Scott	5,763.56
Convertible Note - Wilson Tsai	11,578.08
Convertible Note Wefunder	96,086.98
Total Convertible Note	**338,231.09**
Irene Unterberger Website Development Loan	-150.00
Micro Loan - OBDC	5,501.45
N/P - Pkg Machine	0.00
Total Long-Term Liabilities	**$343,582.54**
Total Liabilities	**$459,374.51**
Equity	
Adjustment to Shareholder Equity	-93,369.29
Capital Stock	2,500.00
Craig Maunter	10,000.00
Ruth White	5,000.00
Shaunette	10,000.00
Total Capital Stock	**27,500.00**
Opening Balance Equity {3}	37,500.20
Retained Earnings	-215,970.91
Net Income	-60,714.23
Total Equity	**$ -305,054.23**
TOTAL LIABILITIES AND EQUITY	**$154,320.28**